RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2011

Suite 1540 – 800 West Pender Street, Vancouver,  BC. V6C 2V6
Tel: 604-623-3333;  Toll free: 1-866-365-4706 ;  Fax:  604-623-3355;   e-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – March 31, 2011

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) prepared as of June 1, 2011 includes financial information from, and should be read in conjunction with the condensed consolidated interim financial statements for the three months ended March 31, 2011.  It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2010 and the accompanying MD&A for the year ended December 31, 2010.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.

Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, results of operations, changes in equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.  These are the Company’s first IFRS financial statements; previously the Company reported in accordance with Canadian generally accepted accounting principles.

Rubicon is a Canadian based company that is focused on the exploration and development of gold deposits.  The Company’s key asset is the Phoenix Gold Project located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and in Alaska, USA and Nevada-Utah, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE Amex Equities Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS OF Q1 2011

Development Highlights

Project development milestones achieved during the three months ended March 31, 2011 included:

•
Excavation of approximately 2,000 tonnes of material for a bulk sample was completed in early 2011.  Pilot plant and process design test work was initiated on two, 10 tonne sub samples in March. Subsequent to the end of the quarter, the Company secured a commercial milling contract to process the entire bulk sample. This milling work commenced in May.

•
A raise from the 305 metre level to the 244 metre level for use as a waste pass was commenced in the quarter and completed in April.  The purpose of this development work is to establish the 244 metre level for potential mining down to the 305 metre level and to access F2 mineralization at a shallower elevation.

•	The development of a second egress to surface for mine safety was completed and installation of the ladders and landings were completed in April.
•
Construction of a 10.4 kilometre power line from the Phoenix Gold Project site to the provincial (Hydro One) power distribution line was commenced in the quarter and completed in April. The project is currently approved to receive 5.3 megawatts from the Hydro One grid and the Company expects to connect to the grid in Q3, 2011.  The target production power level is 10 megawatts which potentially could come from the grid or from diesel generators or a combination of both.

In parallel with the underground development and exploration work, progress was made in other key areas of developing the project including:

RUBICON MINERALS CORPORATION – MD&A – March 31, 2011

•
Third party studies were completed on the mill, paste fill plant, tailings management facility and closure plan. These will be incorporated into a Preliminary Economic Assessment (“PEA”) of the project which is targeted for completion in Q2, 2011.

•	Preparation of various other studies for the PEA by third parties relating to mining were continued and are on track to be completed on or around the end of Q2 2011.
•
The tailing management facility was cleared of needing approvals by the Department of Fisheries and Oceans pursuant to Section 35 of the Fisheries Act and dewatering was subsequently commenced early in 2011 in accordance with the issued provincial approvals as a precursor to various improvements required as part of the eventual mining process.

Exploration Highlights

Red Lake Exploration

Phoenix Gold Project

Rubicon holds a 100% interest in the Phoenix Gold Project which is comprised approximately 509.47 contiguous hectares in the Red Lake gold camp.  The Phoenix Gold Project has been the focus of the Company’s exploration efforts since the discovery of the F2 gold system in early 2008.

Drilling

The Company drilled a total of 37,800 metres on the Phoenix Gold property during 2011 to the end of March on the “F2 Gold System”.  Drilling was carried out utilizing up to five underground rigs on the 305 metre level.  The objectives of the drilling in the quarter were to:

1.	Continue delineation drilling in the F2 core area to provide further data for future resource estimation (see initial resource estimate discussed below),
2.	Test the extensions of mineralized zones in the 9X target plan and
3.	Infill drill the 9X target plan to demonstrate continuity of the mineralized zones.

Results have continued to be successful with numerous high grade intercepts.  Details of results are available in the Company’s news releases of January 10, 2011, April 11, 2011, May 12, 2011 and June 1, 2011 and on the Company web site at www.rubiconminerals.com. Drilling is on-going and complete assays remain pending.

Significant gold mineralization has now been intersected over an interpreted strike length of 1,243 metres and to a vertical depth of 1,453 metres and remains open along strike and at depth.

Amended Inferred Mineral Resource and Geological Potential Estimate Report

On April 11, 2011, the Company filed a NI 43-101 technical report, which included amended inferred mineral resource and geological potential estimates for the F2 Gold System.  The amended estimates replace and supersede the estimates announced by the Company on November 29, 2010 and contained in the January 11, 2011 Technical Report.  The amended estimates were prepared by Peter George of Geoex Limited, a qualified person under NI 43-101, the Company’s independent QP and author (the “Author”) of the January 11, 2011 Technical Report.  The summary of the amended polygonal model inferred mineral resource estimate (using a 5 g/t gold cut-off and 10 grams x metre product (core length), surface to 1200 metres below surface) is as follows:

•	5,500,000 inferred tonnes;

RUBICON MINERALS CORPORATION – MD&A – March 31, 2011

•	20.34 g/t inferred gold grade and 3,597,000 inferred ounces of gold, both on an uncapped basis; and
•	17.29 g/t inferred gold grade and 3,057,000 inferred ounces of gold, both on a capped basis (using a 10-5-2 capping strategy).

The summary of the amended block model validation inferred mineral resource estimate (using a 5 g/t cut off, surface to 1,200 metres below surface) is as follows:

•	6,017,000 inferred tonnes;
•	16.49 g/t inferred gold grade and 3,190,000 inferred ounces of gold, both on an uncapped basis; and
•	15.69 inferred gold grade and 3,035,000 inferred ounces of gold, both on a capped basis (using a 10-5-2 capping strategy).

Inferred resources are too speculative to have economic considerations applied to them, and there is no certainty that the inferred resources will be converted to measured and indicated resources

The summary of the amended geological potential, exclusive of inferred mineral resources, surface to 1,500 metres below surface, is as follows:

•	a range of 1,670,000 to 4,360,000 tonnes;
•	a range of 21.2 to 29.2 g/t gold grade and a range of 1,300,000 to 5,600,000 ounces of gold, both on an uncapped basis; and
•	a range of 16.9 to 23.2 g/t gold grade and a range of 800,000 to 4,300,000 ounces of gold, both on a capped basis (using a 10-5-2 capping strategy).

A 10% upside and 20% downside potential for both tonnes and grade has been incorporated to address the possible uncertainty of the geological potential estimate. The potential tonnages, grades and ounces set forth in the analysis of geological potential are conceptual in nature, as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.  Geological potential estimates are separate from inferred resource estimates.

For more details, please refer to the Company’s Amended AIF report filed on Sedar on April 11, 2011.

Bulk Sample

In December 2010, the Company commenced the excavation of a bulk sample.  Two samples of approximately 1,000 tonnes each were extracted in early 2011. Pilot plant and process design test work was initiated on two, 10 tonne sub samples in March. Subsequent to the end of the quarter, the Company secured a commercial milling contract to process the entire bulk sample. This milling work commenced in May. Results from both pilot plant and milling are expected to be incorporated into the PEA.

Permitting and First Nations

Rubicon is fully permitted to complete its phase II advanced exploration project and associated development work currently underway on the Phoenix Gold property, including accessing the F2 Core Zone and the extraction of a bulk sample.  If the Company decides to commence the development and construction stage for potential production, nine new permits will be required.

The most significant permit required is the production phase Closure Plan.  The Company intends to re-submit the Closure Plan to allow sufficient time for required consultations to take place with First Nations.  The relevant legislation requires a response to be received by the Company from the MNDMF

RUBICON MINERALS CORPORATION – MD&A – March 31, 2011

within 45 days of the date of the submission.  Four of the new required permits are in hand and it is expected that one of the remaining material permits will be received in Q2 2011 (completion of the Class Environmental Assessment for the supplemental diesel generators). The Company expects to receive approval of the final three material permits, the Consolidated Amendment to Air Certificate of Air Approval 9500-7NGTTC, the amendment to the existing Permit to Take Water 2342-7LWRQU and the new Industrial Sewage Certificate of Approval to revoke Industrial Sewage Certificate of Approval 9305-8C5SC6 that was issued for the Advanced Exploration Phase before the end of Q3 2011.

The Department of Fisheries and Oceans has advised the Company that re-development of the existing tailings management facility (“TMF”) will not require approval from them, pursuant to Section 35 of the federal Fisheries Act. Initial dewatering of the existing TMF was completed in Q1 2011, in preparation for re-development during the potential production phase of the Phoenix Project.

Rubicon is continuing negotiations with Hydro One Networks for connection to the 44KV power grid. Currently, Rubicon has received and accepted an Offer to Connect from Hydro One Networks for 5.3MW.  Rubicon further expects that an additional 4.7 MW of electrical power will be required should the Project proceed to the production phase. Consultation to date with Hydro One indicates that an additional Offer to Connect for the remainder of this requested electricity allocation might be received before the end of 2011.

With respect to community consultation, Rubicon is continuing to consult with the local community, First Nations and the Métis Nation of Ontario.

Other Red Lake projects

Rubicon holds approximately 100 square miles of additional mineral claims in the Red Lake Camp which were acquired for their high geological potential.  Due to the Company’s focus on developing the Phoenix Gold Project, exploration of these other properties has been temporarily put on hold but the Company considers these projects to be of strategic importance for future exploration. The Company plans to carry out compilation programs on one or more of its Red Lake projects in 2011 to identify targets for future exploration programs.

Red Lake North Property

The Company has optioned a 55% interest in its 48 unpatented mining claims (337 units) that comprise the Red Lake North Property located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire Minerals Corporation (“Solitaire”).  Solitaire is required to spend $751,000 by October 1, 2011 (as amended in 2011) in order to maintain its option in good standing, at which time if all work has been completed Solitaire will have earned a 55% interest in the property.

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral property interests for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position, payable in the event production is realized, in all the properties acquired. It also provides a potential for the Company to retain a 100% interest in an acquired property should it elect to do so.

During the quarter, the Company spent $116,925 on acquisition and maintenance costs and recovered $438,840 in cash and shares.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2011

Objectives for 2011

The Company plans to continue underground drill programs for the period April 1, 2011 to December 31, 2011. Drilling will be directed at the expansion of the F2 Gold System and will be used for infill and delineation drilling on one or more zones within the overall F2 Gold System. In conjunction with these programs, the Company is evaluating, and will procure where possible, permits to allow it to implement an updated Closure Plan to permit development and mining operations (subject to positive economic studies) on the Property and provision of grid power to the Phoenix Gold Project. The Company plans to complete a PEA for the project, which will include expected capital requirements. Should the PEA outcomes be positive, the Company would require additional studies, definition of reserves (by upgrading resources to reserve status) and future capital in order to fund the development of the project toward mine status.

Colin Spence Award

On January 26, 2011 the Company and its Phoenix Gold Project team was presented with the Association for Mineral Exploration, British Columbia Colin Spence Award for excellence in global mineral exploration at the 2011 Mineral Exploration Roundup conference in Vancouver.  Key members of the team included David Adamson, President and CEO, Matthew Wunder, VP Exploration, Ian Russell, Terry Bursey and Crystal McCullough. The award was given for their role in the discovery and development of the F2 Gold Deposit in Red Lake Ontario.  This award also recognizes the collective efforts and achievements of our staff at the Phoenix Gold Project

Qualified Persons and Quality Assurance

The 2011 exploration programs in Red Lake are supervised by and all data forming the basis for the technical disclosures in this MD&A were verified by Terry Bursey, P.Geo. Regional Manager for Rubicon and the project Qualified Person under the definition of NI 43-101.  Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

Phoenix Project Operations including the bulk sampling program, engineering studies and ongoing development are supervised and verified by Eric Hinton, P. Eng., Project Manager for Rubicon and the Qualified Person under the definition of the NI 43-101.

Cautionary Note to U.S. Readers Regarding Estimates of Measured, Indicated and Inferred Resources

This filing uses the term "inferred resources."  We advise U.S. investors that while this term is recognized and required by Canadian regulations, it is not recognized by the SEC. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of a feasibility study or prefeasibility studies, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute "reserves" as in-place tonnage and grade without reference to unit measures.   U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2011

ALASKA EXPLORATION

The Company holds approximately 195,000 acres of mineral exploration claims in the Goodpaster Mining District of Alaska.  Exploration on these claims is currently on hold while the Company focuses on the Phoenix Gold project.

As an additional measure to conserve and focus resources on Phoenix, the Company elected to return to the vendor the portion of its Alaska land holdings that were held under option.  These optioned lands required a further expenditure of US $1.1 million in the coming 18 months to acquire a 60% interest.  The retained claims were of a similar area to the returned option claims and management has the view that the retained claims have superior geological potential.

NEVADA-UTAH EXPLORATION

Rubicon holds a land package in Elko County, Northeastern Nevada (225,000 acres) extending into Box Elder County, Utah (608 acres).  Exploration on these claims and mineral interests is currently on hold while the Company focuses on the Phoenix Gold project.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Revised Annual Information Form dated April 11, 2011, on file at www.sedar.com.

OPERATING RESULTS

Three Months ended March 31, 2011 compared to the Three Months ended March 31, 2010

For the three months ended March 31, 2011, the Company had a net loss of $1,498,985 ($0.01 per share) compared to  a net loss of $3,425,971 ($0.02 per share) in the three months ended March 31, 2010, a change of $1,926,986.  The major factor that caused a decrease in net loss was a decrease of $1.9 million in share based compensation expense in the current period as previously granted options became fully vested at the prior year end and as the Company’s stock option plan has expired resulting in no new shareholder approved option issuances being granted.  During the quarter, the Company recorded other comprehensive income (“OCI”) of $550,580 compared to OCI income of $204,520 in the prior year comparative quarter.  Comprehensive loss (the total of net loss and other comprehensive income) for the quarter was $948,405 compared to comprehensive loss of $3,221,451 in the prior year comparative quarter, a decrease in comprehensive loss of $2,273,046.

Significant changes in line items that caused a decrease in net loss were as follows:

•
Share-based compensation was lower by $1,861,870 as the Company’s stock option plan expired in 2010 and as a result shareholder approved options were not granted in 2011 whereas a large option grant was made in the first quarter of 2010.

•
Professional fees consisting of legal, tax, accounting and audit fees increased by $513,188 during the current period as a result of the increased business activity in the Company and the resulting level of advice the Company required.

•	Loss on sale of investments was lower by $285,569 due to a significant amount of sales of shares that were in a loss position in the first quarter of 2010.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2011

•
Option receipts in excess of property costs, which represent amounts received from optionees of the Company’s staked properties were higher by $192,092 mainly due to increased activity by the Company’s English Royalty Division.

•
Other comprehensive income for the quarter ending March 31, 2011 was $550,580 compared to $204,520 in Q1 2010. The increase in OCI was mainly attributable share price increases in the Company’s long- term share holdings.

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to March 31, 2011
November 12, 2009 Financing
•$58 million on exploration on the Phoenix Gold Property (Phase II).	•All funds have been applied as committed.
•$5.2 million on exploration on other Red Lake properties and Red Lake administration.	•$2.9 million has been used for exploration and development on other Red Lake properties. $2.3 million remains to be spent.
•$22.8 million on working capital or other exploration.	•$12.1 million has been applied for working capital and other exploration. $10.7 million remains to be spent.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP through 2009)

Quarter	2011 First		2010 Fourth		2010 Third		2010 Second		2010 First		2009 Fourth		2009 Third		2009 Second
	IFRS										Canadian GAAP
	$		$		$		$		$		$		$		$
Interest and other income		115,011		135,845		135,290		104,742		87,706		63,587		45,787		52,567
Gain (loss) on sale of investments		(9,545)		59,231		18,792		(149,327)		(295,114)		(3,338)		2,382		(72,341)
Net loss (income)		1,498,985		16,959,244		1,917,667		3,207,839		3,425,971		1,249,415		(76,195)		(154,284)
Basic and fully diluted net loss (income) per share		0.01		0.08		0.01		0.02		0.02		0.01		(0.01)		(0.00)

Overall, quarterly losses are tending to increase due to increased head office administration costs to support an expanding exploration and development program. In the fourth quarter of 2010, the $14 million ($21.2 million under Canadian GAAP) property write-off caused an unusually large loss.  A significant factor in the loss increase in the first quarter of 2010 was the stock based compensation recorded from incentive stock options granted during the quarter. The effect of that grant was reflected in the results of operations throughout 2010.  In the first quarter of 2009, a $2.0 million tax recovery was recorded on renunciation of flow-through share exploration expenditures.  Other factors generally causing significant variations in results between quarters are foreign exchange gains and losses on foreign denominated future income tax liabilities and gain or loss on sale of investments.  These other factors do not have identifiable trends.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources – Three months ended March 31, 2011.

The Company had working capital of $41.0 million at March 31, 2011 compared to $59.6 million at December 31, 2010.  Working capital decreased in the current year primarily due to the Company expending approximately $13.8 million during the period on mineral property expenses and capital equipment, primarily to further exploration at its Phoenix Gold Project.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2011

In order to achieve its development goals, the Company expects to raise more funds within the next year.
Operating Cash Flows – Three months ended March 31, 2011.

Cash used in operations of $2.2 million, was higher than cash used in the prior comparative quarter of $1.2 million reflecting the increased administration activity by the Company.

Investing Activities – Three months ended March 31, 2010.

The Company had a cash inflow of $11.0 million from investing activities which included $25.8 million of funds transferred from temporary investments (T-Bills of greater than 90 day terms) and $11.0 million in cash expended on mineral property acquisition and exploration costs, primarily related to ongoing exploration at the Company’s Phoenix Gold Project.

Financing Cash Flows – Three months ended March 31, 2010.

Financing inflows of $0.2 million reflected the exercise of employee options during the year

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those as disclosed under commitments in note 13 of the consolidated financial statements of the Company and below and the provision for closure and reclamation (asset retirement obligations) described below.

PROVISION FOR CLOSURE AND RECLAMATION (formerly Asset Retirement Obligations)

The Company has an obligation to close and rehabilitate its exploration sites upon abandonment.  At the Phoenix Gold Project, a survey was completed in 2009, to estimate the current cost to rehabilitate the site, if it were abandoned at that time.  The total cost was estimated to be $493,000 and this amount was deposited with the Ontario Ministry of Northern Development, Mines and Forestry.  No significant changes were made to the Phoenix site since that date.  Based on a reasonable estimate of the date of rehabilitation, the Company has calculated the current value of those expected expenditures to be $375,814 and recorded that amount as an asset retirement obligation on its balance sheet as of March 31, 2011.

COMMITMENTS

At March 31, 2011, the Company has the following lease, rental and contractual commitments:

	Due within One Year		Due One to Three Years		Total
	$		$		$
Lease and rental commitments		167,170		231,588		398,758
Contractual commitments		1,467,607		-		1,467,607
Total		1,634,777		231,588		1,866,365

The Company is required to make certain cash option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2011

TRANSACTIONS WITH RELATED PARTIES

Legal services

David R. Reid is a director of the Company and a partner at a law firm the Company has engaged to provide legal services.  For the three months ended March 31, 2011, the Company incurred legal fees to the law firm, aggregating to $615,000 (2010 - 99,589).  As at March 31, 2011, the law firm is owed $615,000 (2010 - $103,350).

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 2 of the consolidated financial statements for the three months ended March 31, 2011.  The Company considers the following policies to be most critical in understanding its financial results:

Use of judgments and estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the review of asset carrying values and determination of impairment charges of assets and available-for-sale investments, valuation of share-based payments, recoverability of deferred income tax assets, and provision for closure and reclamation among others.  Actual results could differ from those estimates.

Carrying value of exploration and evaluation assets

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation assets and classified as a non-current asset.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

Once an economically viable reserve has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to property, plant and equipment.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

Share-based payments

The Company’s Stock Option Plan allows employees and consultants to acquire shares of the Company. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair

RUBICON MINERALS CORPORATION – MD&A – March 31, 2011

value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The fair value of the share-based payment is measured using the Black-Scholes option pricing model. The fair value of the share based payment is recognized as an expense or exploration and evaluation asset with a corresponding increase in share-based payment reserve. Consideration received on the exercise of stock options is recorded as share capital and the related reserve amount is transferred to share capital.

Deferred Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

New Accounting Pronouncements

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after January 1, 2012.

IFRS 9, Financial Instruments, Classification and Measurement, is effective for the Company’s annual reporting period beginning January 1, 2013.  The Company anticipates that the adoption of this standard will have no material impact except for additional disclosures.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Effective January 1, 2011, Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS.  Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.  The three months ended March 31, 2011 is the Company’s first reporting period under IFRS.

As a result, the Company has prepared its first unaudited interim consolidated financial statements for the first quarter of the Company’s first IFRS annual consolidated financial statements. IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”). The Company’s unaudited interim consolidated financial statements as at and for the three months ended March 31, 2011 have been prepared in accordance with IAS 34 – Interim Financial Reporting and on the basis of IFRS standards and interpretations expected to be effective or available for early adoption as at the Company’s first IFRS annual reporting date, December 31, 2011, with significant accounting policies as described in Note 2 of the Company’s unaudited interim consolidated financial statements as at and for the three months ended March 31, 2011.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2011

The Company’s unaudited interim consolidated financial statements as at and for the three months ended March 31, 2011 have been prepared in accordance with existing IFRS standards with restatements of comparative balance sheets as at December 31, 2010 and January 1, 2010 and statements of comprehensive loss for the three months ended March 31, 2010 as previously reported and prepared in accordance with Canadian GAAP. The Company previously reported in its MD&A for the year ended December 31, 2010 preliminary amounts for the Company’s condensed IFRS opening balance sheet as at January 1, 2010 and 2010 comparative interim consolidated IFRS statements of comprehensive loss. The final amounts determined for the Company’s condensed IFRS opening balance sheet as at January 1, 2010 and comparative interim consolidated statement of comprehensive loss for the three months ended March 31, 2010 do not differ materially from the preliminary amounts previously reported.

The Company has now substantially completed its IFRS changeover plan, with just the post-implementation phase remaining.

The following outlines the remaining items of the Company’s transition project, IFRS transitional impacts and the on-going impact of IFRS on our financial results.

Notes 2 and 16 to the consolidated interim financial statements provide more detail on key Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), optional exemptions for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact on future periods.

Transitional Financial Impact

Equity Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company has recorded a reduction in shareholders’ equity of $1.6 million as at January 1, 2010.  The table below outlines adjustments to shareholders’ equity on adoption of IFRS on January 1, 2010, at March 31, 2010 and December 31, 2010 for comparative purposes.

	December 31	March 31	January 1
	2010	2010	2010
	$	$	$
Total shareholders' equity reported under Canadian GAAP	215,663,763	229,527,971	228,696,586

Increase (decrease) in respect of:
Initial de-recognition of a deferred tax balance	(2,503,208)	(1,829,464)	(1,380,077)
Foreign exchange treatment for deferred tax with respect to non-monetary items	(293,831)	(330,416)	(182,078)
Share based payments valuation	(80,500)	(80,500)	(80,500)
Stock Appreciation Rights	(187,006)	-	-
Total shareholders' equity reported under IFRS	212,599,218	227,287,591	227,053,931

RUBICON MINERALS CORPORATION – MD&A – March 31, 2011

Comprehensive Income Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company has recorded an increase in total comprehensive loss of approximately $0.6 million and $1.5 million for the three months ended March 31, 2010 and the year ended December 31, 2010, respectively.
The following is a summary of the adjustments to comprehensive income for the three months ended March 31, 2010 and the year ended December 31, 2010 under IFRS (all of which are outlined in note 16 to the consolidated interim financial statements):

	December 31	March 31
	2010	2010
	$	$
Total comprehensive loss as reported under Canadian GAAP	(23,170,009)	(2,627,383)

Increase (decrease) in respect of:
Initial de-recognition of a deferred tax balance	(1,123,131)	(449,387)
Foreign exchange treatment for deferred tax with respect to non-monetary items	(111,753)	(148,337)
Share based payments valuation	(39,125)	3,656
Stock Appreciation Rights	(187,006)	-
Total comprehensive loss as reported under IFRS	(24,631,024)	(3,221,451)

Cash Flow Impact

The transition from Canadian GAAP to IFRS resulted in reclassifications of various amounts, within operating activities, on the statements of cash flows; however, as there have been no adjustments to net cash flows, no reconciliation of the statement of cash flows has been presented.

Internal Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures have been assessed and any changes have been implemented.  In addition, controls over the IFRS changeover process have been implemented, as necessary.  The Company has identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant.  The Company has completed the design and implementation of the changes to internal controls over financial reporting resulting from the application of IFRS accounting policies.  The existing control framework has been applied to the IFRS changeover process.  All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by the Company’s expert advisers, senior management and the Audit Committee of the Board of Directors.

Information Technology and Systems

The IFRS transition project did not have a significant impact on information systems for the transition periods, nor is it expected that significant changes are required in the post-transition periods.

Post Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods.

The IASB continues to amend and add to current IFRS standards and interpretations with several projects underway. Accordingly, the accounting policies adopted by the Company for the Company’s first IFRS

RUBICON MINERALS CORPORATION – MD&A – March 31, 2011

annual consolidated financial statements for the year ending December 31, 2011 may differ from the significant accounting policies used in the preparation of the Company’s unaudited interim consolidated financial statements as at and for the three months ended March 31, 2011.  However, as of the date of this document, the Company does not expect any of the IFRS standard developments to have a significant impact on its 2011 year end consolidated financial statements.

OUTSTANDING SHARE DATA

As at June 1, 2011, the Company had the following common shares and stock options outstanding:

Common shares	214,338,674
Stock options1	7,534,000
Fully diluted share capital	221,872,674
Stock options subject to shareholder approval 1	3,491,696

1.	Each option entitles the holder to acquire one common share of the Company

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial  statement preparation and presentation.

The changeover from Canadian GAAP to International Financial Reporting Standards has had a pervasive effect on the financial statements of the Company.  Management considers the controls implemented since the announcement of the changeover to IFRS to likely have had a material effect on internal control over financial reporting for the periods reported under IFRS at changeover. These key controls included changeover planning, staff training, consultation with experts and systematic analysis of standard differences.  However, as these controls were implemented before the changeover date, it is managements conclusion that there have been no changes in the  Company's  internal  control over  financial reporting  during  the three months ended March 31,  2011,  that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.  Other information can be viewed at the Company’s website at www.rubiconminerals.com.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis (“MD&A”)and the documents incorporated by reference herein contain “forward-looking information” within the meaning securities legislation, including the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, and are collectively referred to herein as “forward-looking statements”.  These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents.  Other than as specifically required by applicable securities laws, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2011

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgement based on facts and assumptions that management considers reasonable, including that the demand for gold and base metal deposits develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energies or supplies. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements, in this document, include, but are not limited to statements regarding  costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses, title disputes or claims.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment, or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.  Additional factors are discussed in the section titled “Risks & Uncertainties” above. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.  Accordingly, readers should not place undue reliance on forward-looking statements.

Although management of the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.

APPROVAL

The Audit Committee has approved the disclosure contained in this MD&A, on behalf of the Board of Directors.